OSHKOSH CORPORATION

ISO 9001 CERTIFIED

2307 OREGON STREET
POST OFFICE BOX 2566
OSHKOSH, WISCONSIN 54903-2566
920-235-9151

VIA EDGAR

March 28, 2008

Mr. Michael Fay
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0305

Re:	Oshkosh Corporation (the Company) Form 10-K for the Year Ended September 30, 2007 Commission File No. 1-31371

Dear Mr. Fay:

In your March 5, 2008 correspondence, you had certain additional comments relative to the Company’s fiscal 2007 Form 10-K. We have provided our responses to your comments below and conducted a conference call on March 17, 2008 with Ms. Theresa Messinese and yourself to discuss them. For your ease of review, we have repeated the additional comments from your March 5, 2008 correspondence in their entirety in this letter, along with our responses.

Note 3: Acquisitions, page 56, Fiscal 2007 Acquisition

Prior Comment 2

1.	Please provide us a copy of the appraisal that you refer to in the response to help further clarify the reason two distinct intangible assets have not been recognized. In addition, quantify for us the amount of amortization related to the JLG customer relationship asset that was recorded during fiscal 2007 and the amount that will be recorded during fiscal 2008.

Company Response

In response to this comment, the Company is supplementally sending to the staff under separate cover the pertinent sections of the intangibles appraisal prepared in conjunction with the December 6, 2006 acquisition of JLG Industries, Inc. (JLG). The Company is providing these materials to the staff on a confidential basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rule, the Company hereby requests that the Staff return the materials referred to above promptly following the Staff’s review of such materials. By separate letter, the Company has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. 200.83.

The Company supplementally advises the staff that JLG had production backlog of approximately $1.2 billion at December 31, 2006, of which approximately 80% was expected to be fulfilled in fiscal 2007. Approximately $392 million or 33%, of the orders in backlog at December 31, 2006 was expected to be satisfied utilizing finished goods inventory which was on hand at the date of acquisition. Therefore, this portion of the backlog value was captured in the inventory “step-up” the Company recorded at the acquisition date in accordance with paragraph 37.c of SFAS 141. The remainder of the backlog value, as discussed below, is considered within the customer-related intangible asset.

The Company advises the staff that, in determining the value of the customer-related intangible asset, the Company utilized the discounted cash flows attributable to expected sales to existing customers at the date of acquisition. Projected sales utilized in the valuation included cash flows associated with sales which were in backlog as of the acquisition date in addition to anticipated sales to existing customers which had not yet been recorded in backlog. In this manner, both the value of the backlog and noncontractual customer relationships were included within the customer-related intangible asset. The Company believes that this approach is consistent with the approach prescribed by EITF 2-17.

The Company reviewed paragraph 11 of EITF 2-17 noting that a customer contract and the related customer relationship could represent two distinct intangible assets as both the useful lives and the pattern in which the economic benefits of the two assets are consumed may differ. In determining whether to value backlog separate and apart from overall customer relationship intangibles, the Company considered the underlying nature of the orders contained within backlog. Specifically, customer orders contained in backlog generally are annual in nature and the specific timing of receipt of orders can vary significantly from year to year. Generally customer orders are considered firm; however, penalties for order cancellation or deferral are extremely rare.

In addition, the Company discussed this matter with the valuation firm that conducted the valuation of the acquired intangible assets. The Company’s valuation firm advised it that the majority of companies combined the backlog cash flows and noncontractual cash flows to value and establish one distinct customer relationship intangible asset. The Company supplementally performed its own research on this topic and reviewed filings related to approximately 25 public registrants that had recently completed acquisitions with acquired customer relationship assets. Based upon this research, the Company observed approximately 90% of companies used an approach consistent with the approach advised by the Company’s valuation firm.

The Company also gave consideration to paragraph 11 of SFAS 142 in the determination of the useful life and pattern of economic benefits of the overall customer-related intangible asset. In particular, the Company considered “the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” The Company believes that the majority of the value associated with the backlog portion of the customer-related intangible asset contributed to the cash flows of the Company over a relatively short period of time. The Company further believes that it is only after the backlog has been consumed and underlying product shipped in fulfillment of such orders that the value of the noncontractual customer relationships begins to contribute to the cash flows of the Company. By combining cash flows of the backlog and noncontractual customer relationships to determine the value of the overall intangible asset, the Company has addressed the full period over which these assets are expected to contribute to the Company’s cash flows.

The combined cash flows of both portions of the customer-related intangible asset were considered in determining the useful life of this asset. The amortization of the customer relationship asset for the first six months generally represents amortization of the value attributable to the backlog. Amortization after this period generally relates to the value attributable to the noncontractual customer relationships. Annualized amortization related to the JLG customer relationship asset, including the value attributed to inventory, recorded in the Company’s Consolidated Statements of Income for fiscal 2007 would have been $56.2 million and amortization to be recorded in fiscal 2008 is expected to total $42.3 million.

Note 20 : Business Segment Information, page 79

Prior Comment 4

2.	Please consider expanding your disclosure in future filings with regard to paragraph 37 of SFAS 131. While we acknowledge telehandlers and aerial work platforms have certain similarities, these two product categories appear to have significant differences, which include significantly different capacities and reach. For example, the reach of the telehandlers is generally less than 55 feet whereas the reach of the aerial work platforms generally extend past 55 feet to a maximum reach of 150 feet. In addition, the capacity of telehandlers is generally less than 2,000 pounds whereas the aerial work platforms all have a capacity of greater than 2,000 pounds extending up until 12,000 pounds. These differences may contribute to differences in content, application, functionality, and customers that would make separate disclosure of revenues valuable to investors. Similarly, the differing content, application, functionality, and customers of refuse collection vehicles and concrete placement products would appear to make separate disclosure of revenues valuable to investors. Please consider expanding your disclosure in future filings or explain to us why expanded disclosure is not necessary or inappropriate. Please support your conclusion with a substantive analysis. In addition, please utilize similar methodologies in your analysis of the products. For example, you assert similarities in the content, application, functionality, and customers of the assessment of products in the Access Equipment segment, but appear to make limited reference to these factors in your analysis of the Commercial segment.

Company Response

Paragraph 37 of SFAS 131 requires an enterprise to disclose the amount of revenue derived from transactions with external customers for each product or service or each group of similar products or services if segments contain revenue from a broad range of essentially different products and services. In paragraph 68 of SFAS 131, the FASB indicated that the reason for not prescribing segmentation along the basis of products and services is that it is difficult to define clearly the circumstances in which that method would be applied. They noted that an enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar.

SFAS 131 does not define the criteria to be used to determine if a company’s segments contain a broad range of essentially different products or services. The determination of whether two or more products and services are similar and can be combined for purposes of the enterprise-wide disclosures depends on the facts and circumstances of the particular enterprise.

The Company has determined that the most appropriate and meaningful disclosure of products or groups of similar products under SFAS 131 is at the operating segment level for all segments. For the access equipment segment, the Company believes it sells a narrow range of very similar products. The Company respectfully believes that differences in weight and reach alone do not require separate disclosure just like differences in wattage of light bulbs or payload of pick-up trucks would not warrant separate disclosure. The Company believes that across all characteristics, these products are similar. The Company reached this conclusion after careful review and analysis including the following characteristics:

•	Nature of the products and services—Relative to any standard, the Company believes that products included within the access equipment segment are very similar. The underlying products are used to position workers and/or materials at elevated heights for predominately construction projects.

While the staff correctly points out that products contained in this category vary in size, weight and reach, the Company notes that it has nearly 100 different product offerings within the overall access equipment segment and virtually all position people and materials at elevated heights. Aerial work platforms and telehandlers each have frames, engines and drivelines, axles, tires and booms. Attachments offered to customers increase the versatility of these units allowing interchangeability of use (for example, baskets can be added to telehandlers to lift people and aerial work platforms have attachments to lift materials), blurring any such distinction by size, weight or reach and making it less meaningful. The Company also notes that more than 78% of all aerial work platforms sold by the Company in fiscal 2007 had a reach of less than 60 feet.

Cost and prices of units are generally directionally proportional to the reach of the units, which directly affect the size and weight of the units. Product offerings across both aerial work platform and telehandler models range widely in terms of the reach of units and hence in price, cost and weight, with no meaningful distinction made within the Company by management.

•	Nature of production processes—The Company notes that telehandlers and aerial work platforms are produced and engineered in the same facilities, using the same equipment or similar production processes, and requiring similar levels of capital investment. These facilities have interchangeable production capabilities and labor forces. Further, the Company estimates that its more significant product offerings within the aerial work platform and telehandler categories contain nearly 80% commonality of major components, including powerplants, axles/wheel drives, tires, steering systems, electrical components, booms and arms, cylinders and hydraulics and counterweights.

•	Types or classes of customers—The Company notes that products contained in the access equipment segment are generally sold to the same or similar category of customers, irrespective of whether products are considered aerial work platforms or telehandlers. Due to the fact that over 90% of both aerial work platforms and telehandlers in North America are sold to rental houses, the end customers from the Company’s perspective are similar. As a result, sales generally expand or contract similarly across the economic business cycle.

•	Methods used to distribute products or to provide services—The Company notes that products are sold to customers through an internal sales force that sells product across the access equipment product line, including aerial work platforms as well as telehandlers. Further, sales incentive programs and sales discounts are largely offered at the customer level not at a product level.

•	Regulatory market—Government regulations generally affect aerial work platforms and telehandlers equally.

Supplementally, the Company advises the Staff that the Company’s Chief Executive Officer and Chief Operating Officer each review the performance of its access equipment segment without reference to revenue detail for aerial work platforms and telehandlers. Further, because products in the segment are so similar, the Company does not believe additional disclosure would be meaningful or helpful to investors.

Based on the substantive analysis as noted above and the Company’s belief that separate disclosure of aerial work platform and telehandler revenues would not provide meaningful information to investors, the Company respectfully submits that it believes it has properly applied paragraph 37 of SFAS 131 and that no further disclosure of specific revenues within the access equipment segment is required or warranted.

The Company does not believe that additional disclosure within the Commercial segment is warranted based upon the materiality of the products to the overall company. The Company has based this opinion on the disclosure requirements listed for operating segments in paragraph 18 of SFAS 131. Paragraph 18 notes the following three quantitative thresholds for determining the significance of an operating segment: (a) its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all reported operating segments; (b) the absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss; and (c) its assets are 10 percent or more of the combined assets of all operating segments.

Revenue for concrete mixers and refuse packers are both expected to be significantly less than 10% of aggregate revenues in fiscal 2008 and are expected to continue to be lower than this threshold for the foreseeable future. Due to the commonality of costs as a result of mixed production and distribution facilities and common management information systems that are not designed to provide detailed operating income for these products, the operating income and assets test of paragraph 18 for these products cannot be performed with accuracy. Based upon high level allocations, these two tests also appear to be well under the 10% threshold.

In addition, the Company believes that across all characteristics, these products are similar. The Company reached this conclusion after careful review and analysis including the following characteristics:

•	Nature of the underlying products and services—In the Company’s view, concrete mixers and refuse collection vehicle products included within the Commercial segment have similar end uses. The underlying products are steel-fabricated bodies mounted on heavy commercial truck chassis for use in carrying product loads over commercial highways. Products contained in the concrete mixer and refuse packer product lines vary in size and weight and final vocational application. Costs and prices of units are generally directionally proportional to the size, weight and complexity of the units.

•	Nature of production processes—The Company notes that concrete mixer and refuse collection vehicle products are generally produced and engineered in the same or similar facilities, using similar production processes and machines and require similar levels of capital investment. Further, the Company estimates that product offerings within this segment contain significant commonality of materials and hydraulic and electrical components.

•	Types or classes of customers—The Company notes that products contained in the commercial segment are generally sold to similar categories of vocational customers—large, multi-national or independent specialty haulers.

•	Methods used to distribute products or to provide services—The Company notes that domestic concrete mixer and refuse collection vehicle products are sold to customers through an internal sales force, through the same regional distribution centers owned by the Company. Further, sales programs and product discounts are similar in design as well.

•	Regulatory market—Government regulations generally affect concrete mixer and refuse collection vehicle products equally.

Because separate product revenues of concrete mixers and refuse packers are less than 10% of aggregate product revenues and based on the substantive analysis as noted above, the Company respectfully submits that it believes it has properly applied paragraph 37 of SFAS 131 and that no further disclosure of specific revenues within the commercial segment is required or warranted.

While the Company does not believe that further product revenue disclosures are warranted for any segment, the Company will expand disclosures in its next Form 10-Q to more fully describe the similarities of the products within each segment. An example of this disclosure has been provided in Exhibit I.

*  *  *  *  *

Should you like to discuss this matter further, please call me at (920) 233-9204 or Thomas J. Polnaszek, Senior Vice President, Finance and Controller, at (920) 233-9576.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David M. Sagehorn

David M. Sagehorn
Executive Vice President,
Chief Financial Officer and Treasurer
Oshkosh Corporation

cc:	Ms. Theresa Messinese, U.S. Securities and Exchange Commission
Mr. Harvey N. Medvin, Chairman of Audit Committee of Oshkosh Corporation
Mr. Robert G. Bohn, Chairman and Chief Executive Officer, Oshkosh Corporation
Mr. Charles L. Szews, President and Chief Operating Officer, Oshkosh Corporation
Mr. Thomas J. Polnaszek, Senior Vice President, Finance and Controller, Oshkosh Corporation

Attachment: Exhibit I – Sample Form 10-Q expanded disclosure

Exhibit I

Business Segment Information

        The Company is a global diversified manufacturer of a broad range of specialty vehicles and vehicle bodies. The Company is organized into four operating segments based on the internal organization used by management to develop and execute the Company’s strategies to drive growth and profitability and measure performance. These operating segments are also the Company’s reportable segments for purposes of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Major products included in each segment are as follows:

        Access Equipment: This segment includes the manufacture and distribution of a wide range of aerial work platforms, telehandlers, scissor lifts and vertical masts. Products offered vary in sizes, capacities and reach. The Company believes that the products within this segment are similar based on the nature of the products, the nature of the production process, the similarity of customer served, and its distribution methods. The products are generally used to position workers and/or materials at elevated heights for a variety of construction, industrial, institutional and general maintenance applications. The products are generally produced and engineered in the same facilities, using the same equipment or similar production processes, and require similar levels of capital investment. These facilities have interchangeable production capabilities and labor forces. In addition, a significant portion of the costs across the product range are from common components. Access equipment customers are primarily equipment rental companies, but also include construction contractors, manufacturing companies, home improvement centers and the U.S. military. Products are generally sold to customers through the same internal sales force.

        Defense: This segment manufactures heavy- and medium-payload tactical trucks and supplies parts and services for the U.S. military and for other militaries around the world. The Company believes that products within this segment are similar based on the high commonality of components of the products, the nature of the production process, the customers served and the Company’s distribution methods.

        Fire & Emergency: This segment manufactures and markets commercial and custom fire vehicles and emergency vehicles primarily for fire departments, airports, other governmental units, hospitals and other care providers, in the U.S. and abroad. This segment also includes the manufacturing and marketing of towing and recovery equipment and broadcast vehicles. The Company believes the majority of the products within this segment are generally similar based on the nature of the products, the nature of the production process, the similarity of customers served and the Company’s distribution methods. Fire and emergency vehicles are generally used at the scene of an emergency. Fire and emergency vehicles are generally produced and engineered in similar or the same facilities, using similar production processes and machines, and generally require similar levels of capital investment. Fire and emergency vehicles are generally sold to governmental or other not-for-profit entities through independent dealers. The individual products within this segment do not individually constitute more than 10% of the Company’s combined sales, segment operating income or assets.

        Commercial: This segment manufactures, markets and distributes concrete mixers and components, portable concrete batch plants, refuse collection vehicles and components, waste collection systems and field service vehicles and truck-mounted cranes for niche markets. Sales are made primarily to commercial and municipal customers in the Americas and Europe. The Company believes the products within this segment, including concrete mixers and refuse collection vehicles are similar based on the nature of the products, the nature of the production process, the similarity of customers served and the Company’s distribution methods. Concrete mixers and refuse collection vehicles consist largely of steel-fabricated bodies mounted on heavy commercial truck chassis for use in carrying loads over commercial highways. Concrete mixer and refuse collection vehicle products are generally produced and engineered in the same or similar facilities, using similar production processes and machines, and generally require similar levels of capital investment. Concrete mixers and refuse collection vehicles are generally sold to large, multi-national or independent specialty haulers. Domestic concrete mixer and refuse collection vehicle products are sold to customers through an internal sales force, through the same regional distribution centers owned by the Company. The individual products within this segment do not individually constitute more than 10% of the Company’s combined sales, segment operating income or assets.

        Summarized financial information concerning the Company’s reportable segments is shown in the following table. In accordance with SFAS No. 131, for purposes of business segment performance measurement, the Company does not allocate to individual business segments costs or items that are of a non-operating nature or organizational or functional expenses of a corporate nature. The caption “Corporate and other” includes corporate office expenses including share-based compensation, results of insignificant operations and intersegment eliminations. Identifiable assets of the business segments exclude general corporate assets, which principally consist of cash and cash equivalents, certain property, plant and equipment and certain other assets pertaining to corporate activities.